Exhibit (a)(4)

Text of Ad

[Published June 1, 2010 in Investor's Business Daily]

This announcement is neither an offer to buy nor a solicitation of an offer to sell Shares. The Offer is being made solely by the formal Offer to Purchase forwarded to Shareholders of record and is not being made to, and tenders will not be accepted from or on behalf of, Shareholders residing in any state in which making or accepting the Offer would violate that jurisdiction's laws. In those jurisdictions where the securities, Blue Sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser only by one or more registered dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH:
Up to 150,000 Shares of common stock of American Spectrum Realty , Inc. (the "Company") at a price of $5.10 per Share by: Series A (AQQ) of Tender Investors, LLC, a Delaware series limited liability company ("Purchaser")

The Purchaser is offering to purchase for cash up to 150,000 Shares of common stock ("Shares") of the Company, at a price of $5.10 per Share upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase and in the related Assignment Form for the offer (which together constitute the "Offer" and the "Tender Offer Documents").

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., EASTERN TIME, ON JULY 27, 2010, UNLESS THE OFFER IS EXTENDED

Funding for the purchase of the Shares will be provided through the Purchaser’s contractually committed capital. The Offer is not made for the purpose of acquiring or influencing control of the business of the issuer. The Offer will expire at 11:59 P.M. Eastern Time on July 27, 2010, unless and until Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the "Expiration Date"). The Purchaser will not provide a subsequent offering period following the Expiration Date. If Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rule 14d-4(d)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The minimum period during which the Offer must remain open following any material change in the terms of the Offer, other than a change in price or a change in percentage of securities sought , will depend upon the facts and circumstances including the materiality of the change with respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee. A minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to Shareholders. Accordingly, if prior to the Expiration Date, Purchaser increases (other than increases of not more than two percent of the outstanding Shares) or decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to Shareholders, the Offer will be extended at least until the expiration of such ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, Eastern Time. In all cases payment for the Shares purchased pursuant to the Offer will be made only after timely receipt of the Assignment Forms (or facsimiles thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by such Assignment Forms ,

Tenders of Shares made pursuant to the Offer is irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending to Series A (AQQ) of Tender Investors, LLC, a Delaware series limited liability company a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. In addition, tendered Shares may be withdrawn at any time on or after July 27, 2010, unless the tender has theretofore been accepted for payment as provided above. If tendering Shareholders tender more than the number of Shares that Purchaser seeks to purchase pursuant to the Offer for those Shares, Purchaser will take into account the number of Shares so tendered and take up and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Shares tendered by each tendering Share holder during the period during which that Offer remains open. The terms of the Offer are more fully set forth in the formal Tender Offer Documents which are available from Purchaser at the Purchaser’s expense. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information, which should be read carefully before any decision is made with respect to the Offer.

The Tender Offer Documents may be obtained at Purchaser’s expense by written request to Purchaser or as set forth below. For Copies of the Tender Offer Documents, Call the Purchaser at (602) 331-0721, Make a Written Request Addressed to 1819 E. Morton, Suite 190, Phoenix, AZ 85020 email to offers@tendermanagerllc.com or visit our website at  www.tendermanagerllc.com (click on Tenders)].